TRANSMISSÃO PAULISTA

RECEIVED
2005 AUG -2 A 11: 1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data **São Paulo, July 22, 2005**

Ref. **CT/F/03101/2005**

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission [redacted]
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

05010129

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing, herewith, copy of the Public Notice of the Relevant Fact, published on July 20, 2005, in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo, regarding the further information about Plan "A" –retirement benefits, created according to the law 4819/58.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

p/ Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, according to the Instruction CVM No. 358/2002, makes public further information about Plan "A"- retirement benefits, created according to the Law 4819/58. This plan refers to employees hired until May 13, 1974, and it is mentioned on note 22.1 to the financial statements of the Company as of december 31, 2004. The financial resources necessary to the expenses of this plan are supported by the Government of the State of São Paulo, according to the agreement signed by the State Secretariat of Finance and the Company, on December 10, 1999, valid until December 31, 2003. This procedure was implemented regularly until December 2003 by Fundação CESP, with financial resources from the State Secretariat of Finance transferred by means of the Company. In January 2004, the State Secretariat of Finance started the direct procedure of payments of the plan, without the participation of the Company and Fundação CESP.

A judicial decision of 49th Court of Labor of São Paulo was informed to the Company on July 11, 2005 (process 1339/2005-1) conceding provisory decison for ordering Fundação CESP to resume the payments of the plan connected to the Law 4.819/58, observing its specif rules, in the same way implemented until December 2003, using financial resources transferred by the Company. The 49th Court of Labor of São Paulo, on July 13, 2005, conceded a period of 60 days for the execution of such decision. There is also on the site of the Regional Court of Labor in São Paulo an abstratct of similar decision (process SDC – 20058200400002000), of June 30, 2005, determining Fundação CESP, with financial resources transferred by the Company, to pay the benefits of the plan related to the Law 4.819/58 the same way Fundação CESP used to do before; such decision has not been published yet and neither the Company has been formally informed about such decision.

In order to implement the mentioned judicial decisions, CTEEP must monthly require the necessary financial resources from the State Secretariat of Finance of São Paulo, to transfer it to the Fundação CESP that has to process the payments to the beneficiaries. The mentioned decisions refer to approximately 6,500 beneficiaries, with monthly expenses about R$23 million that, according to CTEEP understanding, must be supported by the State of São Paulo, the same way implemented until december 2003. Consequently, CTEEP will continue to act in the mentioned judicial process demanding the responsability of the State of São Paulo for such expenses, according the the applicable legislation.

São Paulo, July 19, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director